UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  May 31, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES LARGE HUMAN CLINICAL TRIAL WITH AVIAN INFLUENZA VACCINE


LEIDEN, THE NETHERLANDS, MAY 31, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: SW CRX) today announced the commencement of a large randomized, observer-blind and dose-ranging study to test a vaccine against avian influenza virus in humans. The trial, performed in collaboration with a team based in Leicester, UK, will oversee the vaccination of 560 healthy adult individuals.

Three types of vaccine will be tested for safety and immunogenicity: a non-adjuvanted whole virion vaccine, an alum-adjuvanted whole virion vaccine and a virosomal subunit vaccine, all based on the H9N2 virus. The whole virion vaccine will be administered by both intramuscular and intradermal routes. Trials with potentially pandemic subtypes of influenza A such as H9N2 can be used in support of a "pandemic core dossier", which forms the basis for rapid approval by the regulatory authority of a vaccine against an actual pandemic threat once it emerges.

Conventional vaccines against H5 and H9 avian influenza subtypes work only at much higher doses than in seasonal (interpandemic) vaccines, making it impossible to meet the world's vaccine requirements in the event of an H5 or H9 pandemic. Formulations of H9 vaccine that are expected to enhance the immune response while enabling the vaccine to be used sparingly are being tested in the trial, with different dose levels also being studied. The intradermal route of immunization will be tested as it may also allow a reduction in the amount of antigen used.

The H9N2 virosomal vaccine uses Crucell's proprietary virosomal subunit vaccine technology. Inflexal(R) V, Crucell's licensed virosomal adjuvanted vaccine for seasonal flu, has shown good immunogenicity in healthy and immune-compromised elderly, adults and children. The study will allow Crucell to choose the best vaccine modality to be tested in further clinical studies with pandemic vaccines, including vaccines against H5N1 avian influenza. First results of the study are expected by the end of 2006.

"We are proud to be involved in the testing of different production methods and ways to improve protection against pandemic flu," says Jaap Goudsmit, CSO of Crucell. "The present trial is designed to investigate several options to lower the amounts of antigen per dose by exploring different adjuvants and routes of immunization. It will also guide us in determining how to make an effective vaccine against any avian flu strain, including H5N1. Ultimately, what counts is the speed at which the vaccine can be made and how many people can receive it early on."

Karl Nicholson, Professor of Infectious Diseases at the University of
Leicester and principal investigator of the trial said: "The world is currently facing the threat of pandemic influenza. We urgently need to identify ways of boosting the immune response of human beings to avian strains of influenza, so that we can stretch the supply of scarce vaccine to protect as many people in the world as possible. This study with an H9 virus will provide valuable information that will help confront pandemic influenza, whether it is caused by an H5, H9, or some other subtype of avian influenza."


ABOUT AVIAN INFLUENZA

Avian influenza viruses such as H5N1 are of serious concern to public health officials worldwide. A human avian flu pandemic is a constant threat as indicated by increasing spread of infection in bird populations in Southeast Asia, the Middle East, Europe and Africa. According to the World Health Organization, as of May 29, 2006, 224 people had been infected with avian flu viruses, resulting in 127 deaths. Presently, the H5N1 avian influenza virus is not readily transmissable from person to person. Should it become so, it could trigger an influenza pandemic as humans have no pre-existing immunity to these viruses.

ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes vaccines against hepatitis B and virosomal influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, elsewhere in Europe, and in Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     May 31, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer